Exhibit 1.2

[GRAPHIC]	Tenaris S.A.
Société Anonyme Holding
13, rue Beaumont
L – 1219 LUXEMBOURG
R.C. S. Luxembourg B-85.203

I, Cecilia Bilesio, hereby certify that I am the Secretary of the Board of Directors of Tenaris S.A. (“the Company”) and that the following amendment to the Company’s Articles of Association became effective on March 19, 2004:

Paragraph 1 of Article 5 of the Articles of Association is amended to read as follows:

“The share capital of the Company is set at one billion one hundred and eighty million five hundred and thirty six thousand eight hundred and thirty US dollars (USD 1,180,536,830), represented by one billion one hundred and eighty million five hundred and thirty six thousand eight hundred and thirty (1,180,536,830) shares with a par value of one US dollar (USD 1) per share.”

Dated: June 21, 2004

/s/ Cecilia Bilesio
Cecilia Bilesio Secretary of the Board of Directors